JPMorgan Trust I
245 Park Avenue
New York, NY 10167
(800) 480-4111

JPMorgan Distribution Services, Inc.
1111 Polaris Parkway
Columbus, Ohio 43271
(800) 480-4111

May 5, 2008

BY EDGAR AND E-MAIL
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jim O’Connor, Esq.

Re:	JPMorgan Trust I (the “Trust”) (File Nos. 333-103022; 811-21295) Post-Effective Amendment No. 72 to the Registration Statement of the Trust on Form N-1A (the “Post-Effective Amendment”)

Dear Mr. O’Connor:

Pursuant to Rule 461 under the Securities Act, on behalf of the Trust and the Trust’s principal underwriter, JPMorgan Distribution Services, Inc., we respectfully request that the above-referenced Post-Effective Amendment be declared effective at 12:01 a.m. Eastern time on Monday, June 2, 2008, or as soon as possible thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Rajib Chanda at (202) 508-4671 or, in his absence, Jessica O’Mary at (212) 596-9032.

Very Truly Yours,

JPMORGAN TRUST I

/s/ ELIZABETH A. DAVIN

Elizabeth A. Davin, Esq.
Secretary

JPMORGAN DISTRIBUTION SERVICES, INC.

/s/ JESSICA K. DITULLIO

Jessica K. Ditullio, Esq.
Assistant Secretary

Cc:	John T. Fitzgerald, Esq.